TD AMERITRADE CLEARING, INC.

(SEC I.D. NO. 8-16335)

Statement of Financial Condition as of December 31, 2021
and Report of Independent Registered Public Accounting Firm

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16335

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12 and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___10/01/20___ AND ENDING ___12/31/21___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TD Ameritrade Clearing, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 S. 108th Avenue

(No. and Street)

Omaha	Nebraska	68154
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Gregg J. Fuesel	(402) 970-7014	gregg.fuesel@schwab.com
(Name)	(Area Code - Telephone Number)	(email address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP

(Name - if individual, state last, first, middle name)

1601 Wewatta Street	Denver	Colorado	80203
(Address)	(City)	(State)	(Zip Code)

10/20/2003	34
(Date of Registration with PCAOB) (if applicable)	(PCAOB Registration No., if applicable)

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



Deloitte & Touche LLP
1601 Wewatta Street
Suite 400
Denver, CO 80202-6479
USA

Tel:+1 303 292 5400
Fax:+1 303 312 4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors of TD Ameritrade Clearing, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of TD Ameritrade Clearing, Inc. (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte : Touche LLP

February 25, 2022

We have served as the Company's auditor since 2021.

TD AMERITRADE CLEARING, INC.

Statement of Financial Condition

(In Millions, Except Share Amounts)

Assets		December 31, 2021
Cash and cash equivalents	$	2,538
Cash and investments segregated and on deposit for regulatory purposes		15,961
Receivables from brokerage clients — net		45,989
Other assets		2,631
Total assets	$	67,119
Liabilities and stockholder's equity		
Payables to brokerage clients	$	52,448
Accrued expenses and other liabilities		5,197
Short-term borrowings		3,750
Total liabilities		61,395
Stockholder's equity:		
Common stock — 20,000 shares authorized; 9,946 shares issued and outstanding; $10 par value		—
Additional paid-in capital		4,511
Retained earnings		1,213
Total stockholder's equity		5,724
Total liabilities and stockholder's equity	$	67,119

See Notes to Statement of Financial Condition.

1.   Organization and Nature of Business

TD Ameritrade Clearing, Inc. ("TDAC", "we", "us", "our" or "the Company") is an indirect wholly-owned subsidiary of The Charles Schwab Corporation (CSC) through the Company's immediate parent, TD Ameritrade Online Holdings Corp. (TDAOH), and its parent, TD Ameritrade Holding Corporation (TDA Holding). On October 6, 2020, pursuant to an Agreement and Plan of Merger (the "Merger Agreement"), TDA Holding and its wholly-owned subsidiaries were acquired by CSC (the "Merger"). For additional information regarding the Merger, see Note 3.

The Company is a securities broker-dealer that provides trade execution and clearing services on a fully-disclosed basis to TD Ameritrade, Inc. and other entities related by common ownership, all of which are indirect wholly-owned subsidiaries of CSC. The Company also provides clients the ability to conduct futures and forex trading through Charles Schwab Futures and Forex LLC, an indirect wholly-owned subsidiary of TDA Holding. At December 31, 2021, approximately 14% of the Company's total client accounts were located in California.

The Company is registered as a broker dealer with the United States (U.S.) Securities and Exchange Commission (SEC), the fifty states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations. The Company is a member of various self-regulatory organizations and exchanges including the Financial Industry Regulatory Authority, Inc. (FINRA), NYSE Arca, Nasdaq Stock Market, Cboe EDGX and MEMX. The Company is required to comply with all applicable rules and regulations of the SEC, FINRA and the various securities exchanges in which it maintains membership.

After the Merger, the Company requested and received approval from FINRA to change the fiscal year end date of its audited annual financial statement from September 30th to December 31st pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934. We then provided notification to the SEC as required under SEA Rule 17a-5(n)(2) of the change in fiscal year. This audited financial statement contained herein cover is as of December 31, 2021. See Note 3 for additional information.

2.   Summary of Significant Accounting Policies

Basis of presentation

The accompanying statement of financial condition has been prepared in conformity with generally accepted accounting principles (GAAP) in the U.S., which require management to make certain estimates and assumptions that affect the reported amounts in the accompanying financial statement. Certain estimates relate to income taxes, legal and regulatory reserves, and fair values of assets acquired and liabilities assumed in business combinations. Actual results may differ from these estimates.

Unsatisfied performance obligations

We do not have any unsatisfied performance obligations under Accounting Standards Codification (ASC) 606 *Revenue From Contracts With Customers* (ASC 606).

Cash and cash equivalents

The Company considers all highly liquid investments that mature in three months or less from the time of acquisition and that are not segregated and on deposit for regulatory purposes to be cash and cash equivalents. Cash and cash equivalents include money market funds and deposits with banks.

Cash and investments segregated and on deposit for regulatory purposes

Pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 (Customer Protection Rule) and other applicable regulations, TDAC is required to maintain cash or qualified securities in segregated reserve accounts for the exclusive benefit of clients. Cash and investments segregated includes U.S. Treasury securities. U.S. Treasury securities are recorded at fair value and unrealized gains and losses are included in earnings.

Receivables from and payables to brokerage clients

Receivables from brokerage clients include margin loans to securities brokerage clients and other trading receivables from clients. Margin loans are collateralized by client securities and are carried at the amount receivable, net of an allowance for credit losses. Collateral is required to be maintained at specific minimum levels at all times. The Company monitors margin levels and requires clients to provide additional collateral, or reduce margin positions, to meet minimum collateral requirements if the fair value of the collateral changes. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for margin loans. An allowance for credit losses on unsecured or partially secured receivables from brokerage clients is estimated based on the aging of those receivables. Unsecured balances due to confirmed fraud are reserved immediately. The Company's policy is to charge off any delinquent margin loans, including the accrued interest on such loans, no later than at 90 days past due. Pursuant to clearing agreements with TD Ameritrade, Inc. and other affiliated entities, the Company is reimbursed for losses incurred on unsecured receivables from brokerage clients. Clients with margin loans have agreed to allow the Company to pledge collateralized securities in accordance with federal regulations. The collateral is not reflected in the statement of financial condition.

Other securities owned at fair value

Other securities owned are included in other assets on the statement of financial condition and recorded at fair value based on quoted market prices or other observable market data. Client-held fractional shares are included in other securities owned for client positions for which off-balance sheet treatment pursuant to ASC 940 *Financial Services – Brokers and Dealers* is not applicable and the derecognition criteria in ASC 860 *Transfers and Servicing,* are not met. These client-held fractional shares have related repurchase liabilities that are accounted for at fair value. See Fair values of assets and liabilities below in this Note 2 for further information on these repurchase liabilities.

Securities borrowed and securities loaned

Securities borrowed transactions require the Company to deliver cash to the lender in exchange for securities; the receivables from these transactions are included in other assets on the statement of financial condition. For securities loaned, the Company receives collateral in the form of cash in an amount equal to or greater than the market value of securities loaned; the payables from these transactions are included in accrued expenses and other liabilities on the statement of financial condition. The market value of securities borrowed and loaned is monitored, and collateral is adjusted to ensure full collateralization. The Company applies the practical expedient based on collateral maintenance provisions in estimating an allowance for credit losses for securities borrowed receivables.

Income taxes

The Company is included in the consolidated federal income tax return of CSC. The Company provides for income taxes on all transactions that have been recognized in the financial statement on a standalone basis, while taking into consideration the fact that the activity of this entity is included with CSC's other subsidiaries in the CSC consolidated income tax return. Accordingly, deferred tax assets are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on future deferred tax assets and deferred tax liabilities, as well as other changes in income tax laws, are recorded in earnings in the period during which such changes are enacted. Uncertain tax positions are evaluated to determine whether they are more likely than not to be sustained upon examination. When tax positions are more likely than not to be sustained upon examination, the difference between positions taken on tax return filings and estimated potential tax settlement outcomes are recognized in accrued expenses and other liabilities. If a position is not more likely than not to be sustained, then none of the tax benefit is recognized in the Company's statement of financial condition.

Fair values of assets and liabilities

Fair value is defined as the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement accounting guidance describes the fair value hierarchy for disclosing assets and liabilities measured at fair value based on the inputs used to value them. The fair value hierarchy maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are

based on market pricing data obtained from third-party sources independent of the Company. A quoted price in an active market provides the most reliable evidence of fair value and is generally used to measure fair value whenever available.

Unobservable inputs reflect management's judgment about the assumptions market participants would use in pricing the asset or liability. Where inputs used to measure fair value of an asset or liability are from different levels of the hierarchy, the asset or liability is categorized based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input requires judgment. The fair value hierarchy includes three levels based on the objectivity of the inputs as follows:

- Level 1 inputs are quoted prices in active markets as of the measurement date for identical assets or liabilities that the Company has the ability to access.

- Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates, benchmark yields, issuer spreads, new issue data, and collateral performance.

- Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

Assets and liabilities measured at fair value on a recurring basis

The Company's assets and liabilities measured at fair value on a recurring basis include: certain cash equivalents, certain investments segregated and on deposit for regulatory purposes, other securities owned, which are included in other assets, and certain accrued expenses and other liabilities. The Company uses the market approach to determine the fair value of assets and liabilities. When available, the Company uses quoted prices in active markets to measure the fair value of assets and liabilities. Quoted prices for investments in exchange-traded securities represent end-of-day close prices published by exchanges. Quoted prices for money market funds and other mutual funds represent reported net asset values. When utilizing market data and bid-ask spread, the Company uses the price within the bid-ask spread that best represents fair value. When quoted prices in active markets do not exist, the Company uses prices obtained from independent third-party pricing services to measure the fair value of investment assets, and we generally obtain prices from three independent third-party pricing sources for such assets recorded at fair value.

Our primary independent pricing service provides prices for our fixed income investments such as certificates of deposits; U.S. government securities; state and municipal securities; and corporate debt securities. Such prices are based on observable trades, broker/dealer quotes and discounted cash flows that incorporate observable information such as yields for similar types of securities (a benchmark interest rate plus observable spreads) and weighted-average maturity for the same or similar "to-be-issued" securities. We compare the prices obtained from the primary independent pricing service to the prices obtained from the additional independent pricing services to determine if the price obtained from the primary independent pricing service is reasonable. The Company does not adjust the prices received from the independent third-party pricing services unless such prices are inconsistent with the definition of fair value and result in material differences in the amount recorded.

Liabilities measured at fair value on a recurring basis include repurchase liabilities related to client-held fractional shares of equities, exchange-traded funds (ETFs), and other securities. See Other securities owned at fair value above in this Note 2 for the treatment of client-held fractional shares. The Company has elected the fair value option pursuant to ASC 825 *Financial Instruments* for the repurchase liabilities to match the measurement and accounting of the related client-held fractional shares. The fair values of the repurchase liabilities are based on quoted market prices or other observable market data consistent with the related client-held fractional shares. The Company's liabilities to repurchase client-held fractional shares do not have credit risk. The repurchase liabilities are included in accrued expenses and other liabilities on the statement of financial condition.

New Accounting Standards

No new accounting standards that are material to the Company were adopted during the period ended December 31, 2021. There are currently no new accounting standards not yet adopted that are material to the Company.

3.   Business Combination

Effective October 6, 2020, CSC completed its acquisition of TDA Holding and its wholly-owned subsidiaries, including TDAC. The transaction was accounted for as a business combination under GAAP by CSC and pushdown accounting was applied by the Company as of October 6, 2020. As a result of the application of pushdown accounting, whereby CSC's basis of accounting has been applied to the Company's assets and liabilities.

The determination of estimated fair values required management to make significant estimates and assumptions. The Company finalized the valuation of assets and liabilities during 2021.

4.   Receivables from and Payables to Brokerage Clients

Receivables from and payables to brokerage clients as of December 31, 2021 are as follows:

Receivables		
Margin loans	$	45,738
Other brokerage receivables		251
Receivables from brokerage clients — net[1]	$	45,989
Payables		
Interest-bearing payables	$	49,112
Non-interest-bearing payables		3,336
Payables to brokerage clients	$	52,448

[1] TD Ameritrade, Inc., and other related parties reimburse the Company for unsecured losses resulting from client margin activities.

The allowance for credit losses for receivables from brokerage clients was immaterial as of December 31, 2021.

5.   Other Assets

The components of other assets at December 31, 2021 are as follows:

Other receivables from brokers, dealers, and clearing organizations	$	1,398
Other securities owned at fair value [1]		483
Securities borrowed		207
Customer contract receivables [2]		188
Receivables — interest, dividends, and other		157
Receivables from affiliates		36
Other		162
Total other assets	$	2,631

[1] Includes fractional shares held in client brokerage accounts. Corresponding repurchase liabilities in an equal amount for these client-held fractional shares are included in accrued expenses and other liabilities on the statement of financial condition. See also Notes 2 and 6.
[2] Represents substantially all receivables from contracts with customers within the scope of ASC 606. The Company does not have any other significant contract assets or contract liability balances as of December 31, 2021.

6.   Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities at December 31, 2021 are as follows:

Deposits for securities loaned [1]	$	4,025
Repurchase liabilities [2]		475
Payables to affiliates		162
Payables to brokers, dealers, and clearing organizations		145
Other		390
Total accrued expenses and other liabilities	$	5,197

[1] Substantially all of the securities loaned are with an affiliate. See Note 11.
[2] This represents the liabilities related and equal to the fractional shares held in client brokerage accounts and included in other securities owned at fair value in other assets on the statement of financial condition. See also Notes 2 and 5.

CSC's integration of the Company's operations is ongoing, and, based on current integration plans and scope of technology work, CSC expects to complete client conversion within 30 to 36 months from the October 6, 2020 Merger date. As of December 31, 2021, TDAC had a liability for exit and other costs related to the integration of $1 million included in accrued expenses and other liabilities on the statement of financial condition.

7.   Borrowings

The Company maintains secured uncommitted lines of credit from third-party banks, under which the Company borrows on either a demand or short-term basis and pledges client margin securities as collateral. There was $1.9 billion outstanding under these secured uncommitted lines of credit with variable interest rates ranging from 0.380%-0.504% as of December 31, 2021. See Note 9 for additional information.

The Company maintains a senior unsecured committed revolving credit facility with third-party banks with an aggregate borrowing capacity of $600 million which matures on April 21, 2022. There were no borrowings outstanding under the Company's senior revolving facility as of December 31, 2021. Under this facility the Company is required to maintain and is in compliance with minimum consolidated tangible net worth and minimum regulatory net capital requirements.

Related-party borrowing facilities: The Company maintains a $6.0 billion credit facility with CSC, which is scheduled to expire on December 31, 2022. Borrowings under this facility do not qualify as regulatory capital for TDAC. There were no borrowings outstanding under this credit facility at December 31, 2021. On February 4, 2022 this credit facility was amended and increased to $8.0 billion.

The Company also maintains a secured uncommitted line of credit with Charles Schwab Bank (CSB), subject to the Federal Reserve Act Section 23A affiliate transactions. The Company had $1.9 billion outstanding under this line of credit at December 31, 2021, with variable interest rates ranging from 0.480%-0.620%. See Note 9 for additional information.

8.   Commitments and Contingencies

Guarantees and indemnifications: The Company provides guarantees to securities clearing houses and exchanges under standard membership agreements, which require members to guarantee the performance of other members. Under these agreements, if another member becomes unable to satisfy its obligations to the clearing houses or exchanges, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the amounts it has posted as collateral. The potential requirement for the Company to make payments under these arrangements is remote. Accordingly, no liability has been recognized for these guarantees.

IDA agreement: The Company's successor IDA agreement with the TD Depository Institutions became effective on October 6, 2020, and includes responsibilities of the Company and certain contingent obligations. Pursuant to the successor IDA agreement, uninvested cash within eligible brokerage client accounts is swept off-balance sheet to deposit accounts at the TD

Depository Institutions. The Company and certain affiliates provide recordkeeping and support services to the TD Depository Institutions with respect to the deposit accounts for which the Company and certain affiliates charge an aggregate monthly fee. Though unlikely, in the event the sweep arrangement fee computation were to result in a negative amount in any given month, the Company and its affiliates would be required to pay the TD Depository Institutions.

The successor IDA agreement also provides that, as of July 1, 2021, CSC has the option to reduce IDA balances swept to the TD Depository Institutions by up to $10 billion every 12 months, subject to certain limitations and adjustments. The ability to migrate these balances to CSC's consolidated balance sheet is dependent upon multiple factors including having sufficient capital levels to sustain these incremental deposits and certain binding limitations specified in the IDA agreement, including the requirement that only IDA balances designated as floating-rate obligations are moved. In addition, a minimum $50 billion IDA balance must be maintained through June 2031, and at least 80% of the IDA balances must be designated as fixed-rate obligations through June 2026. The total ending IDA balance was $147.2 billion as of December 31, 2021. Subsequent to December 31, 2021, approximately $10 billion of IDA balances were moved on-balance sheet to a subsidiary of CSC.

Legal contingencies: The Company is subject to claims and lawsuits in the ordinary course of business, including arbitrations, class actions and other litigation, some of which include claims for substantial or unspecified damages. The Company is also the subject of inquiries, investigations, and proceedings by regulatory and other governmental agencies.

Predicting the outcome of a litigation or regulatory matter is inherently difficult, requiring significant judgment and evaluation of various factors, including the procedural status of the matter and any recent developments; prior experience and the experience of others in similar cases; available defenses, including potential opportunities to dispose of a case on the merits or procedural grounds before trial (e.g., motions to dismiss or for summary judgment); the progress of fact discovery; the opinions of counsel and experts regarding potential damages; and potential opportunities for settlement and the status of any settlement discussions. It may not be reasonably possible to estimate a range of potential liability until the matter is closer to resolution – pending, for example, further proceedings, the outcome of key motions or appeals, or discussions among the parties. Numerous issues may have to be developed, such as discovery of important factual matters and determination of threshold legal issues, which may include novel or unsettled questions of law. Reserves are established or adjusted or further disclosure and estimates of potential loss are provided as the matter progresses and more information becomes available.

The Company believes it has strong defenses in all significant matters currently pending and is contesting liability and any damages claimed. Nevertheless, some of these matters may result in adverse judgments or awards, including penalties, injunctions or other relief, and the Company may also determine to settle a matter because of the uncertainty and risks of litigation. With respect to pending matters, based on current information and consultation with counsel, it does not appear reasonably possible that the outcome of any such matter would be material to the financial condition of the Company.

9. Financial Instruments Subject to Off-Balance Sheet Credit Risk

Securities Lending: The Company loans brokerage client securities temporarily to other brokers and clearing houses in connection with its securities lending activities and receives cash as collateral for the securities loaned. Increases in security prices may cause the fair value of the securities loaned to exceed the amount of cash received as collateral. In the event the counterparty to these transactions does not return the loaned securities or provide additional cash collateral, we may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy client obligations. The Company mitigates this risk by requiring credit approvals for counterparties, monitoring the fair value of securities loaned, and requiring additional cash as collateral when necessary. After the Merger, the Company conducts substantially all its securities lending business through an arrangement with Charles Schwab & Co., Inc. (CS&Co), an indirect wholly-owned subsidiary of CSC. CS&Co lends TDAC's margin and fully-paid customer securities to external counterparties via a non-custody lending model utilizing CS&Co's trading infrastructure channels.

The Company also borrows securities from other broker-dealers to fulfill short sales by brokerage clients and delivers cash to the lender in exchange for the securities. The fair value of these borrowed securities was $203 million at December 31, 2021. Our securities lending transactions are subject to enforceable master netting arrangements with other broker-dealers; however, we do not net securities lending transactions. Therefore, the securities loaned and securities borrowed are presented gross in the statement of financial condition.

The following table presents information about the Company's securities lending and other activity depicting the potential effect of rights of setoff between these recognized assets and recognized liabilities at December 31, 2021:

	Gross Assets/ Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition		Net Amount
				Counterparty Offsetting	Collateral	
Assets:						
Securities borrowed [1]	$ 207	$ —	$ 207	$ (15)	$ (187)	$ 5
Total	$ 207	$ —	$ 207	$ (15)	$ (187)	$ 5
Liabilities:						
Securities loaned [2,3]	$ 4,025	$ —	$ 4,025	$ (15)	$ (3,822)	$ 188
Secured short-term borrowings [4]	3,750	—	3,750	—	(3,750)	—
Total	$ 7,775	$ —	$ 7,775	$ (15)	$ (7,572)	$ 188

[1] Included in other assets in the statement of financial condition.

[2] Included in accrued expenses and other liabilities in the statement of financial condition. The cash collateral received from counterparties under securities lending transactions was equal to or greater than the market value of the securities loaned at December 31, 2021.

[3] Securities loaned are predominantly comprised of equity securities held in client brokerage accounts with overnight and continuous remaining contractual maturities.

[4] Included in short-term borrowings on the statement of financial condition. This balance is comprised of borrowings from third-party banks and CSB. See below for collateral pledged and Note 7 for additional information on these borrowing facilities.

Client trade settlement: The Company is obligated to settle transactions with brokers and other financial institutions even if clients fail to meet their obligations to us. Clients are required to complete their transactions on settlement date, generally two business days after the trade date. If clients do not fulfill their contractual obligations, we may incur losses. We have established procedures to reduce this risk by requiring deposits from clients in excess of amounts prescribed by regulatory requirements for certain types of trades, and therefore the potential to make payments under these client transactions is remote. Pursuant to clearing agreements with TD Ameritrade, Inc. and other entities related by common ownership, the Company is reimbursed for unsecured losses that result from a client's failure to complete such transactions. Accordingly, no liability has been recognized for these transactions.

Margin lending: Clients with margin loans have agreed to allow the Company to utilize collateralized securities in their brokerage accounts in accordance with federal regulations. The following table summarizes the fair value of client securities that were available, under such regulations, that could have been used as collateral, as well as the fair value of securities that we had pledged under such regulations and from securities borrowed transactions as of December 31, 2021:

Fair value of client securities available to be pledged	$	64,069
Fair value of client securities pledged for:		
Fulfillment of requirements with the Options Clearing Corporation [1]	$	7,869
Fulfillment of client short sales		3,039
Securities lending to other broker-dealers		3,837
Collateral for short-term borrowings		5,643
Total collateral pledged	$	20,388

Note: Excludes amounts available and pledged for securities lending from fully-paid client securities. The fair value of fully-paid client securities available and pledged was $20 million as of December 31, 2021.

[1] Securities pledged to fulfill client margin requirements for open option contracts established with the Options Clearing Corporation.

10.   Fair Value of Assets and Liabilities

For a description of the fair value hierarchy and the Company's fair value methodologies, including the use of independent third-party pricing services, see Note 2. The Company did not adjust prices received from the primary independent third-party pricing service at December 31, 2021.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table presents the Company's fair value hierarchy for assets and liabilities measured at fair value on a recurring basis as of December 31, 2021:

	Level 1	Level 2	Level 3	Balance at Fair Value
Cash equivalents:				
Money market funds	$ 2,406	$ —	$ —	$ 2,406
Total cash equivalents	2,406	—	—	2,406
Investments segregated and on deposit for regulatory purposes:				
U.S. government securities	—	14,349	—	14,349
Total investments segregated and on deposit for regulatory purposes	—	14,349	—	14,349
Other assets:				
Equity, corporate debt and other securities	272	36	—	308
Mutual funds and ETFs	175	—	—	175
Total other assets	447	36	—	483
Total assets	$ 2,853	$ 14,385	$ —	$ 17,238
Accrued expenses and other liabilities	$ 442	$ 33	$ —	$ 475
Total liabilities	$ 442	$ 33	$ —	$ 475

Fair Value of Other Financial Instruments

The following table presents the fair value hierarchy for other financial instruments at December 31, 2021:

	Carrying Amount	Level 1	Level 2	Level 3	Balance at Fair Value
Assets					
Cash and cash equivalents	$ 132	$ 132	$ —	$ —	132
Cash and investments segregated and on deposit for regulatory purposes	1,612	1,612	—	—	1,612
Receivables from brokerage clients — net	45,989	—	45,989	—	45,989
Other assets	1,637	—	1,637	—	1,637
Liabilities					
Payables to brokerage clients	$ 52,448	$ —	$ 52,448	$ —	$ 52,448
Accrued expenses and other liabilities	4,170	—	4,170	—	4,170
Short-term borrowings	3,750	—	3,750	—	3,750

11. Related-Party Transactions

The Company engages in various related-party transactions with CSC and other affiliates under common control. The accompanying statement of financial condition is not necessarily indicative of the conditions that would exist or the results of operations that would prevail if the Company were operated as an unaffiliated entity.

Clearing Agreements

The Company earns clearing fees from TD Ameritrade, Inc. and other entities related by common ownership for clearing services provided on behalf of introduced clients pursuant to the provisions of clearing agreements. The Company also shares a portion of revenues, including trading revenue, net interest revenue, bank deposit account fees, and other revenue with these related entities pursuant to the revenue sharing provisions of the clearing agreements for introducing and servicing these clients. Included in payables to brokerage clients on the statement of financial condition is the clearing deposit held for the introducing relationship with TD Ameritrade, Inc. in the amount of $40 million.

Securities Lending

TDAC engages in certain securities lending and borrowing activities with CS&Co, pursuant to an intercompany services agreement, as described in Note 9. TDAC had aggregated gross securities loaned and borrowed positions with CS&Co for $4.0 billion and $15 million, respectively, as of December 31, 2021, which are included in accrued expenses and other liabilities and other assets, respectively.

Broker-Dealer Bank Sweep

After the Merger, certain uninvested cash balances in client brokerage accounts are swept off-balance sheet to CSC's banking subsidiaries. CSC's banking subsidiaries pay TDAC a monthly fee for administrative services in support of the operation of the bank sweep program. Pursuant to the agreement, CSB, on behalf of CSC's banking subsidiaries, pays TDAC a fee for each customer securities account that maintains balances in deposit accounts at the banking entities.

Allocated Costs from Affiliates Based on Services and Expense Administrative Agreements

The Company is allocated costs from entities related by common ownership pursuant to various service and expense administrative agreements.

Receivables from and Payables to Affiliates

The following table summarizes receivables from and payables to affiliates associated with the activities described above. The following balances are included in other assets and accrued expenses and other liabilities, respectively, on the statement of financial condition as of December 31, 2021:

Other assets:		
Receivable from brokers, dealers, and clearing organizations	$	1
Securities borrowed		15
Receivable from affiliates		36
Total	$	52
Accrued expenses and other liabilities:		
Securities loaned	$	4,025
Payable to affiliates		162
Payable to brokers, dealers, and clearing organizations		21
Total	$	4,208

These receivables from and payables to affiliates are generally settled in cash on a monthly basis.

Transactions with The Toronto-Dominion Bank and its Affiliates

Prior to the Merger, The Toronto-Dominion Bank was an affiliate of TDA Holding, owning approximately 43% of TDA Holding's common stock as of October 1, 2020. Effective as of the date of the Merger, the IDA agreement was amended and restated in its entirety and The Toronto-Dominion Bank and its affiliates were no longer considered related parties of the Company in accordance with GAAP. See Note 3 for further information on the Merger.

12. Employee Incentive and Retirement Plans

Prior to the Merger, the Company participated in the TDA Holding 401(k) and profit-sharing plan under which annual profit-sharing contributions were determined at the discretion of its parent, TDA Holding. The Company also made matching contributions to the plan prior to the Merger. In connection with the Merger, TDA Holding's 401(k) and profit-sharing plan was terminated effective October 6, 2020. Subsequent to the Merger, employees of the Company can participate in CSC's qualified retirement plans. CSC may match certain employee contributions or make additional contributions at its discretion.

Prior to the Merger, certain employees of the Company participated in TDA Holding's stock incentive plan. Upon completion of the Merger, and pursuant to the terms of the Merger Agreement, undistributed stock-based awards under the TDA Holding stock incentive plan were replaced with stock-based awards of CSC with the same terms and conditions that applied to each award immediately prior to the Merger after giving effect to an exchange ratio. After the Merger, there were no future awards issued under the TDA Holding stock incentive plan, and the employees and directors of the Company became participants in stock incentive plans sponsored by CSC that provide for granting options and restricted stock units to participants. In addition, CSC offers an employee stock purchase plan to eligible employees.

13. Taxes on Income

The temporary differences that created deferred tax assets and liabilities as of December 31, 2021 are detailed below:

Deferred tax assets:		
Reserves and allowances	$	15
State and local taxes		4
Employee compensation, severance, and benefits		1
Total deferred tax assets		20
Deferred tax liabilities:		
Net unrealized gain on investment		(9)
Other		(5)
Total deferred tax liabilities		(14)
Deferred income taxes — net	$	6

Unrecognized tax benefits totaled $43 million as of December 31, 2021, $34 million of which, if recognized, would affect the annual effective tax rate.

At December 31, 2021, we had accrued $18 million for the payment of interest.

The Company was included in the TDA Holding consolidated federal return prior to the Merger, and in the CSC consolidated federal return after the Merger. TDA Holding's consolidated federal income tax returns for 2017 through 2020 and, as applicable to the Company, CSC's consolidated federal income tax return for 2020 remain subject to examination. The years open to examination by state and local governments vary by jurisdiction.

14.   Regulatory Requirements

As a securities broker-dealer, the Company is subject to the SEC's Rule 15c3-1 under the Securities Exchange Act of 1934 (the Uniform Net Capital Rule), administered by the SEC and FINRA, which requires the maintenance of minimum net capital, as defined. The Company computes net capital under the alternative method as permitted by SEC Rule 15c3-1, which requires the Company to maintain minimum net capital of 2% of aggregate debit balances arising from client transactions or a minimum dollar requirement of $1.5 million, which is based on the type of business conducted by the Company. Under the alternative method, the Company may not repay subordinated borrowings, pay cash dividends, or make any unsecured advances or loans if such payment would result in net capital amount of less than 5% of aggregate debit balances or 120% of its minimum dollar requirement.

At December 31, 2021, the Company's net capital was $5.3 billion (10.6% of aggregate debit balances), which was $4.3 billion in excess of its minimum required net capital and $2.8 billion in excess of 5% of aggregate debit balances.

Pursuant to the SEC's Customer Protection Rule and other applicable regulations, the Company is required to maintain cash or qualified securities in segregated reserve accounts for the exclusive benefit of clients. Amounts included in cash and investments segregated and on deposit for regulatory purposes represent actual balances on deposit, whereas cash and investments required to be segregated and on deposit for regulatory purposes at December 31, 2021 totaled $16.0 billion, of which $66 million was for Proprietary Accounts of Broker-Dealers (PAB). The Company computes a separate reserve requirement for PAB and segregates a portion of cash to meet this requirement. On January 3, 2022, the Company deposited $406 million of cash into its segregated reserve accounts.

15.   Subsequent Events

On January 28 2022, the Company paid a $385 million cash dividend to TDAOH.